AMENDED PROSPECTUS SUPPLEMENT ADDENDUM (to the accompanying prospectus supplement dated September 29, 2014 and the prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-189150 and 333-189150-01

Lloyds Bank plc

Medium-Term Notes, Series A

fully and unconditionally guaranteed by Lloyds Banking Group plc

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This amended and restated prospectus supplement addendum amends and restates the prospectus supplement addendum dated March 10, 2015, in its entirety. We refer to this amended and restated prospectus supplement addendum herein as “prospectus supplement addendum.”

We, Lloyds Bank plc, may use this prospectus supplement addendum and the accompanying prospectus supplement dated September 29, 2014 and prospectus dated June 7, 2013 to offer and sell our senior unsecured Medium-Term Notes, Series A, which may be issued in one or more sub-series from time to time and which we hereinafter refer to as the “notes.” The notes will be fully and unconditionally guaranteed by Lloyds Banking Group plc. This addendum supplements and amends the provisions set forth in the accompanying prospectus supplement for the notes. Capitalized terms used but not defined in this prospectus supplement addendum have the meanings set forth in the accompanying prospectus supplement. You should read the terms of the relevant pricing supplement and any relevant product supplement or underlying supplement that describe the specific terms of the offered notes together with this prospectus supplement addendum and the accompanying prospectus supplement dated September 29, 2014.

The section entitled “Provision of Information” on page S-36 of the accompanying prospectus supplement shall be deleted.

The section entitled “Other Rules Relating to U.K. Withholding Tax” on page S-37 of the accompanying prospectus supplement shall be replaced in its entirety by the following:

Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any such notes should not be subject to any U.K. withholding tax pursuant to the provisions mentioned above.

Where notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax as outlined above.

In addition to the above, in relation to U.K. withholding tax, where interest has been paid under deduction of U.K. income tax, holders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

The references to “interest” in this U.K. taxation summary mean “interest” as understood in U.K. tax law. The statements in this summary do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation. This description of the U.K. withholding tax position assumes that there will be no substitution of the issuer of the notes pursuant to the terms and conditions of the notes and does not consider the tax consequences of any such substitution.

Payments under the guarantee in respect of interest on the notes (or other amounts due under the notes, other than the repayment of amounts subscribed for the notes) may be subject to U.K. withholding tax at the basic rate of (currently) 20 per cent., subject to the availability of any other relief or exemption or to any direction to the contrary from H.M. Revenue and Customs in respect of such relief as may be available under the provisions of any applicable double taxation treaty. Any holder who is in any doubt as to the tax treatment of payments under the guarantee is advised to obtain professional advice.

The section entitled “EU Directive on Taxation of Savings Income” on page S-38 of the accompanying prospectus supplement shall be deleted.

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Any payments due on the notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank plc, as the issuer of the notes, and Lloyds Banking Group, as the guarantor of Lloyds Bank plc’s obligations under the notes. Our notes are unsecured and are not bank deposits. Our notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement addendum or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The selling agents and their affiliates may use this prospectus supplement addendum and the accompanying prospectus supplement and prospectus in connection with market-making transactions.

BofA Merrill Lynch	Barclays
BNP PARIBAS	Citi
Credit Suisse	Deutsche Bank Securities
Goldman, Sachs & Co.	HSBC
J.P. Morgan	Lloyds Bank Corporate Markets
RBC Capital Markets	UBS Investment Bank
RBS	Morgan Stanley
Wells Fargo Securities

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Prospectus Supplement Addendum dated March 11, 2016

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The section entitled “The proposed financial transactions tax (“FTT”)” on page S-38 of the accompanying prospectus supplement shall be replaced in its entirety by the following:

On February 14, 2013, the European Commission published a proposal (the "Commission’s Proposal") for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States"). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

However, the FTT proposal remains subject to negotiation between the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.